2022 Financial Report

GigEngyn
For the period ended July 12, 2022



Prepared on
July 12, 2022

Table of Contents

Profit and Loss

January 1 - July 12, 2022

	Total
INCOME	
Total Income	
COST OF GOODS SOLD	
API Fees	
Payment API	1,500.00
Total API Fees	**1,500.00**
Cost of goods sold	
Development Tools	308.22
Hosting (AWS/Azure)	2,402.06
Website	206.53
Total Cost of goods sold	**2,916.81**
Total Cost of Goods Sold	**4,416.81**
GROSS PROFIT	**-4,416.81**
EXPENSES	
General business expenses	
Bank fees & service charges	330.01
Memberships & subscriptions	99.00
Software, apps, technology	
Accounting Software	526.97
Workspace Tools	
Calendar	63.76
Communication	838.46
CRM	278.68
Google Suite	349.91
Security	267.75
Total Workspace Tools	**1,798.56**
Total Software, apps, technology	**2,325.53**
Training and Education	370.29
Total General business expenses	**3,124.83**
Insurance	
Liability insurance	282.80
Total Insurance	**282.80**
Interest paid	
Interest from founder loans	3,336.90
Total Interest paid	**3,336.90**
Marketing	240.00
Business Cards	356.97
Conferences and Tradeshows	329.93
Copywriting	633.01
Explainer Video	1,502.74
Graphic Design	67.97
Labor	

	Total
Graphic Designer - Labor	2,058.00
Market Research Labor	360.15
Website Design - Labor	2,000.00
Total Labor	**4,418.15**
Market Research	816.00
Pitch Decks	1,093.10
Swag	1,439.86
Total Marketing	**10,897.73**
Meals	
Meals with clients	251.94
Team meals	588.62
Total Meals	**840.56**
Office expenses	
Meeting Room	525.60
Office supplies	71.18
Shipping & postage	27.75
Total Office expenses	**624.53**
Travel	194.00
Airfare	3,998.49
Hotels	2,018.36
Meals- travel	921.68
Parking	196.99
Taxis or shared rides	29.82
Total Travel	**7,359.34**
Total Expenses	**26,466.69**
NET OPERATING INCOME	-30,883.50
OTHER INCOME	
Credit card rewards	1,055.97
Total Other Income	**1,055.97**
OTHER EXPENSES	
Vehicle expenses	
Vehicle gas & fuel	82.24
Total Vehicle expenses	**82.24**
Total Other Expenses	**82.24**
NET OTHER INCOME	973.73
NET INCOME	$ -29,909.77

Balance Sheet

As of July 12, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Operating	213.86
Total Bank Accounts	**213.86**
Total Current Assets	**213.86**
Fixed Assets	
Domains	495.37
Long-term office equipment	
Computer Equipment	842.68
Total Long-term office equipment	**842.68**
Research and Development	35,500.00
Total Fixed Assets	**36,838.05**
Other Assets	
Patents, copyrights, & franchises	648.00
Startup & organizational costs	
Formation Costs	8,248.03
Startup Costs	2,538.83
Total Startup & organizational costs	**10,786.86**
Total Other Assets	**11,434.86**
TOTAL ASSETS	**$48,486.77**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AA Citi Card	451.20
Amex - Amber	7,429.28
Chase CC GigEngyn	15,811.41
Total Credit Cards	**23,691.89**
Other Current Liabilities	
Interest Payable	3,336.90
Short-term loans from founder	
Amber Loan to Business	21,367.75
Total Short-term loans from founder	**21,367.75**
Total Other Current Liabilities	**24,704.65**
Total Current Liabilities	**48,396.54**
Total Liabilities	**48,396.54**
Equity	
Partner investments	
Amber Investment	30,000.00
Total Partner investments	**30,000.00**

	Total
Retained Earnings	
Net Income	-29,909.77
Total Equity	**90.23**
TOTAL LIABILITIES AND EQUITY	**$48,486.77**

Statement of Cash Flows

January 1 - July 12, 2022

	Total
OPERATING ACTIVITIES	
Net Income	-29,909.77
Adjustments to reconcile Net Income to Net Cash provided by operations:	
AA Citi Card	451.20
Amex - Amber	7,429.28
Chase CC GigEngyn	15,811.41
Interest Payable	3,336.90
Short-term loans from founder:Amber Loan to Business	21,367.75
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**48,396.54**
Net cash provided by operating activities	**18,486.77**
INVESTING ACTIVITIES	
Domains	-495.37
Long-term office equipment:Computer Equipment	-842.68
Research and Development	-35,500.00
Patents, copyrights, & franchises	-648.00
Startup & organizational costs:Formation Costs	-8,248.03
Startup & organizational costs:Startup Costs	-2,538.83
Net cash provided by investing activities	**-48,272.91**
FINANCING ACTIVITIES	
Partner investments:Amber Investment	30,000.00
Net cash provided by financing activities	**30,000.00**
NET CASH INCREASE FOR PERIOD	**213.86**
CASH AT END OF PERIOD	**$213.86**